

Mail Stop 3233

April 15, 2016

Via E-mail
BX REIT Advisors, L.L.C.
Judy Turchin
345 Park Avenue
New York, NY 10154

> **Re:** **Blackstone Real Estate Income Trust**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted March 22, 2016**
> **CIK No. 0001662972**

Dear Ms. Turchin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-11

General

1. We note your response to comment 9 that the separate calculation of NAVs for each class is solely due to the differing stockholder servicing fees attributable to each class. Please explain how your NAV per share calculation may differ, if at all, from determining NAV as a whole for Class T, Class D, and Class I shares based on aggregate assets and then considering any differences in NAV attributable to each class.

2. We note your response to comment 10 that the stockholder servicing fee is contingent upon the applicable broker providing ongoing services. Please supplementally provide us

with additional information on the nature of these ongoing broker services. Please also include any supporting documentation, such as sample broker agreements. In addition, we continue to believe that the stockholder servicing fee is also part of the selling commission. Please revise your disclosure accordingly to clarify.

3. We note your response to comment 12 and continue to believe that disclosure of estimated amounts for wholesaling activities and "additional items of value" should be included in the prospectus cover page and Estimated Use of Proceeds tabular summaries, as contemplated by Industry Guide 5. If you believe it is not appropriate to deduct these estimates from the table because the amounts are not payable at the time the shares are issued, please considering revising a footnote to these tables accordingly.

Prospectus Cover Page

4. We note the revised table on your prospectus cover page in response to comment 11, and your disclosure in footnote 1 to the table. We also note that maximum selling commissions would be paid only if all of the shares are sold in the primary offering as Class T shares and if the stockholder servicing fee is paid in full. Please revise the title of your "maximum selling commissions" column to indicate that it represents "selling commissions.".

Estimated Use of Proceeds, page 76

5. Please revise the line items in your Estimated Use of Proceeds tables to reference the corresponding footnotes to the table.

Compensation, page 106

6. We note your disclosure on page 113 in response to comment 16. Please expand your performance participation allocation example to show how you calculate the hurdle amount.

Conflicts of Interest, page 114

7. We note your disclosure in response to comment 20 of "core+" and "opportunistic" Select Blackstone Accounts in their investing stage. Please clarify whether Select Blackstone Accounts are the only Other Blackstone Accounts that will receive priority with respect to overlapping investment opportunities. Please also clarify whether "core+" and "opportunistic" are the only Select Blackstone Accounts that will receive priority with respect to overlapping investment opportunities.

Net Asset Value Calculation and Valuation Guidelines, page 119

8. We note your response to comment 21 that you believe the third-party's role is administrative and it would not be appropriate to expertise the third-party firm or attribute your NAV per share to it. Please revise your disclosure to clarify that the advisor is ultimately responsible for the calculation of your NAV.

9. We note your response to our prior comment 22 and we are reissuing the comment. It appears your presentation of net asset value, which excludes certain liabilities, may be confusing to investors. Please revise the calculation of your measure to include all assets and liabilities.

10. We note your response to comment 23 that you expect to disclose to investors the portion of its aggregate NAV that is attributable to real properties, real estate-related securities, other assets and liabilities on a quarterly basis on a Form 10-Q and Form 10-K and related prospectus supplements filed with the Commission. However, you intend to re-price the offering based on NAV on a monthly basis. Please tell us how this quarterly time frame is appropriate given that NAV will change on a monthly basis. In addition to the pricing supplement that includes a detailed breakdown of NAV, please also provide us with a draft of your monthly pricing supplement.

11. We note your response to comment 24 and reissue that comment. In particular we note that investors will not know the per share purchase price at the time of purchase and that a period of days or weeks may pass before investors learn this information.

Prior Performance, page 132

12. We note your response to comment 26 that the separately managed accounts and co-investment accounts are ancillary offshoots of the primary programs described in this section of the prospectus. Please tell us to what extent the disclosure of the primary programs described in this section also encompasses the activities of the separately managed accounts and co-investment accounts. We specifically refer to your disclosure of the total amount of money raised, the total number of investors, the number of properties purchased and location by region, the aggregate dollar amount of the property purchased, the property type breakdown, and the number of properties sold.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Andrew R. Keller, Esq. (via E-mail)
Simpson Thacher & Bartlett LLP